                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 1999,

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________________ to __________________.

      Commission file number ...........................................0-7282

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Computer Horizons Corp. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                  Computer Horizons Corp.
                  49 Old Bloomfield Avenue
                  Mountain Lakes, New Jersey 07046-1495

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             COMPUTER HORIZONS CORP.
                              EMPLOYEE SAVINGS PLAN

                           December 31, 1999 and 1998

                                 C O N T E N T S


                                                                           PAGE

Report of Independent Certified Public Accountants                          3


Financial Statements

        Statements of Net Assets Available for Benefits                     4

        Statements of Changes in Net Assets Available for Benefits          5

        Notes to Financial Statements                                     6 - 12


Supplemental Schedules

        Report of Independent Certified Public Accountants on
          Supplementary Information                                         14

        Item 27a - Schedule of Assets Held for Investment Purposes          15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Trustees
   COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN


We have audited the accompanying statements of net assets available for benefits of Computer Horizons Corp. Employee Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.






/s/ Grant Thornton LLP
Edison, New Jersey
June 16, 2000

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                                  December 31,









                                                                1999                   1998
                                                            -------------          --------
ASSETS
    Investments (Notes B and C)
       Guaranteed Fund                                    $       923,235           $  2,061,129
       Mutual Funds                                            36,588,008             27,152,768
       Common Stock - Computer Horizons Corp.                   3,079,066              2,745,574
                                                          ---------------           ------------

                                                               40,590,309             31,959,471

    Contributions receivable (Note A)
       Employee                                                   243,403                339,040
       Employer                                                    46,144                 28,271

    Participant loans (Note A)                                  1,018,080                645,133

    Cash                                                          323,689                     --
                                                          ---------------           ------------

              Net assets available for benefits           $    42,221,625           $ 32,971,915
                                                          ===============           ============












THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                  Computer Horizons Corp. Employee Savings Plan

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS

                                  December 31,





                                                     1999                   1998
                                                 ------------           ------------
Additions
     Employees' contributions                    $ 10,150,773           $  9,904,760
     Employers' contributions                       1,457,819                708,847
     Interest/dividend income                       1,743,189              1,627,871
     Realized gain                                    211,205                120,494
     Unrealized appreciation
         in market value of investments             1,007,730                386,558
     Other                                             33,467                     --
                                                 ------------           ------------

                                                   14,604,183             12,748,530
Deductions
     Withdrawals                                   (5,350,823)            (2,394,727)
     Expenses                                          (3,650)                (2,400)
                                                 ------------           ------------

                                                   (5,354,473)            (2,397,127)

              NET INCREASE IN NET ASSETS
                AVAILABLE FOR BENEFITS              9,249,710             10,351,403
                                                 ------------           ------------

Net assets available for benefits at
     beginning of year                             32,971,915             22,620,512
                                                 ------------           ------------

Net assets available for benefits at
     end of year                                 $ 42,221,625           $ 32,971,915
                                                 ============           ============






THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                  Computer Horizons Corp. Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998



NOTE A - DESCRIPTION OF THE PLAN

     The following description of Computer Horizons Corp. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution employee profit-sharing plan, covering all full-time employees of the Company who have completed at least one year of service and a minimum of one thousand (1,000) hours of service.

     The Plan was established effective April 1, 1983, and amended as of January 1, 1984 and May 31, 1989, to be a qualified profit sharing plan under Internal Revenue Code Section 401(a), with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k).

     The Plan was further amended and restated effective January 1, 1990 to comply with the requirements of the Tax Reform Act of 1986 and all applicable Federal laws subsequently enacted and relating thereto. A favorable determination letter dated September 1995 was received from the Internal Revenue Service ("IRS").

     On January 1, 1998, the Plan was further amended to reflect the appointment of Merrill Lynch as Plan Trustee. Merrill Lynch also acts as the recordkeeper. Other modifications to the Plan include: (1) a reduction in the eligibility service period from one year to six months, (2) a change in the vesting period from 25% after three years of service and 100% after five years to 100% after three years, and, (3) a change in investment options.

     CONTRIBUTIONS

     Each year, participants may contribute between 3 to 15 percent of pretax annual compensation, defined as base pay (regular earnings plus overtime) plus commissions; not to exceed a maximum threshold as specified in the agreement. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company contributes 25 percent of the first 4 percent of base compensation that a participant contributes to the Plan. On April 1, 1999, the Company raised this contribution amount to 50 percent of the first 4 percent of the base pay.

     In order to pass the required IRS Non-Discriminatory Tests for the Plan, participants who exceeded the maximum contribution amounts for 1999 were refunded the excess amounts. The total amount refunded in March 2000 was approximately $253,000.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998



NOTE A (CONTINUED)

     PARTICIPANT ACCOUNTS AND VESTING

     Separate accounts are maintained for each participant's contributions and earnings thereon. The participant may direct that the account be invested in one or more Funds permitted by the Plan (Note C). Upon termination of employment, a participant is entitled to 100% of the value of his Salary Deferral account balance (pretax contributions of three to fifteen percent of compensation not to exceed a maximum threshold as specified in agreement), and Rollover Account balance (participants' qualifying rollover distributions), plus a specified percentage of their Employer Matching account balance (participants' share of employer matching contributions) based upon the vesting provisions of the Plan (100% vested after three years of service). Forfeitures resulting from application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses or future employer contributions. Plan forfeitures approximate $141,000 and $189,000 for 1999 and 1998, respectively.

     WITHDRAWALS AND DISTRIBUTIONS UPON
         TERMINATION OF EMPLOYMENT

     Upon termination of employment for any reason, a participant's account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at his or her option. However, if the value of a participant's account is greater than $5,000, the participant's account will not be distributed before his normal retirement date without the written election of the participant. A participant may modify an election thereafter.

     LOANS TO PARTICIPANTS

     The Plan provides for loans to participants to a maximum of the lesser of
     (1) $50,000 or (2) 50% of the participant's account balance (a minimum $1,000 vested balance required). The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence, in which case the maximum term is fifteen years with interest as specified in the Plan.

     TERMINATION

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Termination of the Plan shall result in discontinuance of all future Plan contributions and in full and immediate vesting for each participant of the entire amount standing to his or her credit; there shall not be any forfeitures with respect to any participant for any reason.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998



NOTE A (CONTINUED)

     ADMINISTRATIVE EXPENSE

     All administrative expenses, charged by the Plan's Recordkeeper, Merrill Lynch, are borne by the Plan. Any expense not covered by the forfeitures is allocated to each participant's account.

     USE OF ESTIMATES IN FINANCIAL STATEMENTS

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as applied to profit sharing plans and in accordance with the terms of the trust agreement. The assets of the Plan are valued at quoted market value, at close on the last trade date of the year, except for the Guaranteed Fund which is valued at contract value, which approximates fair value. Dividends are recorded on the ex-dividend date. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE C - INVESTMENT OF FUNDS

     All contributions are remitted to the respective fund managers and invested, at the election of the participant, in one or a combination of funds. The funds available to participants are the Guaranteed Fund, various mutual funds and the Computer Horizons Corp. Common Stock Fund. The following is a brief description of the funds available.

     GUARANTEED FUND

     The Guaranteed Fund is intended to provide fixed income with minimal risk. Contributions to the Guaranteed Fund are invested primarily under guaranteed investment contracts or contracts with an insurance company guaranteeing an annual effective interest rate for specified periods.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998



NOTE C (CONTINUED)

     The guaranteed investment contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance company. The interest rate is guaranteed for the life of the contract. The initial contract term ranges from 3 to 5 years. There have been no new contracts purchased during 1999 and 1998. The average yield and crediting interest rates range from 4.72% to 5.60% for The Travelers Insurance Company for 1998 and for 1999 the average yield and crediting interest rate was 5.60%. The amounts remitted to insurance company for guaranteed income contracts become the assets of those companies, which, in turn, assume an obligation to fulfill the contract terms. The ultimate ability to repay principal and interest is dependent upon the financial stability of the insurance company.

     Guaranteed investment contracts at December 31 consist of the following:

                                                 1999                    1998
                                             -------------           -----------
       The Travelers Insurance Company       $     923,235           $2,061,129*
                                             =============           ===========



     *Denotes investments which exceed 5% of net assets available for Plan benefits at the beginning of the year.

     MUTUAL FUNDS

     The Merrill Lynch Retirement Preservation Trust is a low risk fund which provides preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.

     The Merrill Lynch International Equity Fund is a stock fund that seeks capital appreciation and income through investment primarily in a diversified portfolio of stocks located in countries other than the United States.

     The Merrill Lynch S&P 500 Index Fund is a stock fund that invests in individual stocks corresponding with the Standard & Poor's 500 Index.

     The Merrill Lynch Small Cap Index Fund is a stock fund that includes smaller capitalization stocks from various industrial sectors.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998



NOTE C (CONTINUED)

     The Merrill Lynch Global Allocation Fund is a growth and income fund which seeks high total investment return consistent with prudent risk.

     The Massachusetts Investors Trust is a conservative growth and income fund which invests primarily in stocks and seeks reasonable current income and long-term growth of income and capital.

     The MFS Research Fund is a moderate growth fund which primarily invests in stocks and seeks long-term growth of capital and future income.

     The Merrill Lynch Capital Fund is a growth and income fund which seeks the highest total investment return consistent with prudent risk.

     The Merrill Lynch Intermediate Corporate Bond Fund is an income fund which invests over 80% in domestic bonds and seeks a high level of current income.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998



NOTE C (CONTINUED)

     Investments in mutual funds are valued at quoted market value and at December 31 consist of the following:

                                                                   1999                     1998
                                                           ----------------            -------------
      Merrill Lynch Retirement Preservation Trust          $      5,580,675*           $  3,963,507*
      Merrill Lynch International Equity Fund                       803,758                 262,188
      Merrill Lynch S&P 500 Index Fund                           10,592,033*              6,654,472*
      Merrill Lynch Small Cap Index Fund                            961,428                 351,337
      Merrill Lynch Global Allocation Fund                          692,385                 289,296
      Massachusetts Investors Trust                              11,934,410*             11,023,899*
      MFS Research Fund                                           1,712,254*                756,357
      Merrill Lynch Capital Fund                                  3,711,236*              3,529,571*
      Merrill Lynch Intermediate Corporate Bond Fund                599,829                 322,141
                                                           ----------------            ------------

                                                           $     36,588,008            $ 27,152,768
                                                           ================            ============


*Denotes investments which exceed 5% of net assets available for Plan benefits at the beginning of the year.

      COMPUTER HORIZONS CORP. COMMON STOCK FUND

      Effective January 1, 1996, participants were able to invest contributions in the Computer Horizons Corp. Common Stock Fund, which invests in the common stock of the Plan Sponsor, Computer Horizons Corp. Merrill Lynch, as an independent agent, invests in the Company shares that are obtained by Merrill Lynch directly from the Company out of its authorized but unissued shares of common stock, out of its treasury shares, or on the open market. Total value of investments in Computer Horizons Corp. common stock at December 31, 1999 and 1998 valued at quoted market value is $ 3,079,066* and $2,745,574*, respectively.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 1999 and 1998
NOTE C - (Continued)

     The net appreciation (depreciation) in fair value of investments for the years ended December 31, 1999 and 1998 is summarized as follows:

                                                   1999               1998
                                                   ----               ----

         Mutual Funds                             $1,557,599       $1,867,270

         Common Stock-Computer Horizons Corp.       (549,569)      (1,480,712)
                                                  ----------       ----------
                                                  $1,007,730       $  386,558
                                                  ----------       ----------
                                                  ----------       ----------

NOTE D - TAX STATUS OF PLAN

     The Internal Revenue Service has determined and informed the Company by a letter dated September 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             SUPPLEMENTAL SCHEDULES

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION





Board of Trustees
   COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ Grant Thornton LLP
Edison, New Jersey
June 16, 2000

                  Computer Horizons Corp. Employee Savings Plan
                           EIN: 13-2638902, Plan # 001

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1999

(a)    (b) Identity of issuer, borrower,
       lessor or similar party                 (c) Description of investment                                      (e) Current value
       ---------------------------------       -----------------------------                                      -----------------
     Group Annuity Contracts,                  Provide a guaranteed interest rate
        At contract value                         for a specified period of time.

        The Travelers Insurance Co.
          5.60%                                                                                                        $    923,235
                                                                                                                       ============
     Mutual Funds
        ML Retirement Preservation Trust       A low risk fund which provides preservation of capital, liquidity
        5,580,675.00 shares                    and current income at levels that are typically higher
                                               than those provided by money market funds.                              $  5,580,675

        ML International Equity Fund           A stock fund that seeks capital appreciation and income through
        66.536.31 shares                       investment primarily in stocks located in countries other than
                                               the United States.                                                           803,758

        ML S&P 500 Index Fund                  A stock fund that invests in individual stocks
        587,793.22 shares                      corresponding with the Standard & Poor's 500 Index.                       10,592,033

        ML Small Cap Index Fund                A stock fund that includes smaller capitalization stocks from
        81,615.25 shares                       various industrial sectors.                                                  961,428

        ML Global Allocation Fund              A growth and income fund which seeks high total investment return
        49,358.53 shares                       consistent with prudent risk.                                                692,385

        Massachusetts Investors Trust          A conservative growth and income fund which invests primarily
        569,661.61 shares                      in stocks and seeks reasonable current income and
                                               long-term growth of income and capital.                                   11,934,410

        MFS Research Fund                      A moderate growth fund which primarily invests in stocks and
        59,329.65 shares                       seeks long-term growth of capital and future income.                       1,712,254

        ML Capital Fund                        A growth and income fund which seeks the highest total
        115,722.99 shares                      investment return consistent with prudent risk.                            3,711,236

        ML Intermediate Corporate Bond Fund    An income fund which invests over 80% in domestic bonds
        54,828.99 shares                       and seeks a high level of current income.                                    599,829
                                                                                                                       ------------

                                                                                                                       $ 36,588,008
                                                                                                                       ============
     Cash                                                                                                              $    323,689
                                                                                                                       ============
     Stocks
        Computer Horizons Corp.                Common stock                                                            $  3,079,066
        190,359.06 shares *                                                                                            ============

     Participant loans, with interest which
        ranges from 5.50% to 10.78%                                                                                    $  1,018,080
                                                                                                                       ============

     *Party-in-interest

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934,the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 Computer Horizons Corp. Employee Savings Plan

   Date: June 28, 2000            /s/ William J. Murphy
                                 ---------------------------------
                                 By: William J. Murphy
                                 Title: Executive Vice President